Hume, Kieran Inc.
Investor Relations Counsel

H U M E , K I E R A N

The Lumsden Building
6 Adelaide Street East
9th Floor
Toronto, ON M5C 1H6

Tel: (416) 868-1079
Fax: (416) 868-6198
Email: hki@humekieran.on.ca
www.humekieran.on.ca

Exemption number 82-1846

Tuesday, May 28, 2002

02034745

02 JUN -7 AM 11:31

SUPPL

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek:

Herewith *Nuinsco Resources Limited* press release, "Nuinsco reports outstanding tantalum grades in Ontario Carbonatite rocks." to be filed as required by Rule 12g3-2(b).

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

Sincerely,

Christina Osler
Associate

dw 6/11

Encl.

Nuinsco
RESOURCES LIMITED

For Immediate Release: Tuesday, May 28, 2002

NUINSCO REPORTS OUTSTANDING TANTALUM GRADES IN ONTARIO CARBONATITE ROCKS

Toronto, May 28 -- Nuinsco Resources Limited (TSX:NWI) recently reacquired a 100% interest in the Prairie Lake Carbonatite Complex, a property with high-grade values of tantalum. The property is located in northwestern Ontario approximately 45 km northwest of Marathon and 35 km north of Hwy. 17. Nuinsco previously explored the property from the mid-1970s through mid-1980s. However, tantalum prices were significantly lower than current levels, and the metal was not targeted in this early work as its strategic significance had yet to be developed.

Today, tantalum is an essential, as well as strategic metal that is a key component in the global electronics (cell phones etc) and aerospace industries. It is a unique metal that transmits electricity several times faster than copper with a market that has grown by 10% a year for the past decade. Tantalum supply is under pressure and significant new mining sources must be found or future serious price supply problems could occur.

The Company's earlier work programs were supported by two leading experts on this unique intrusive complex -- Dr. D.H. Watkinson, an Earth Sciences Professor at Carleton University, Ottawa and Dr. A. N. Mariano, of Carlyle, MA, USA, a geological research scientist specializing in alkalic complexes. Both will be available, as required, for advice.

In an earlier report, Dr. Mariano stated that pyrochlore (an ore mineral of niobium which can contain tantalum) had been found in some areas of the Complex in amounts of 5% to 10% by volume. Further, in his microprobe analysis of a few pyrochlore grains, he noted that some of the pyrochlore minerals contained greater than 2 -5 wt% Ta_2O_5 (tantalite). Pyrochlore concentrations and enclosed tantalum values of these amounts significantly exceed ore grades currently reported by major tantalum mining operations in Australia, the world's largest producer.

Because of the high market values and increasing demand for tantalum in the world market, Nuinsco recently requested that Dr. Watkinson analyse a group of samples to confirm Dr. Mariano's earlier reporting of interesting tantalum values. Rock and core samples from several sites within the Complex were tested, a total of 42 analyses were completed consisting of petrographic determinations and quantitative analysis using scanning electron microscope and energy dispersive analysis. This work identified pyrochlore minerals containing varying quantities of tantalum which results greatly exceeded Nuinsco's expectations. The pyrochlore-group mineral with the highest tantalum content occurs in an olivine-magnetite-apatite cumulate, taken from diamond drill core. Fourteen distinct grains with high tantalum contain between 2.00 and 10.23 wt% Ta_2O_5; the pyrochlore content in these samples varies from 5% and 10% by volume. In layman's terms, ***this indicates tantalum values far exceeding existing resources mined elsewhere in the world***. Because of the noted coincidence of magnetite with the tantalum-bearing pyrochlores, exploration programs will concentrate on exploring the magnetic portion of the Complex.

During the earlier exploration period, surface sampling indicated that niobium and uranium mineralization existed in significant amounts in all rock types of the complex. Industrial minerals, such as apatite, calcite and wollastonite, were also noted. New access and logging roads provide direct vehicle entry to the property. Prospectors Stephen and Michael Stares of Thunder Bay hold a 2% royalty with a buy-back provision.

Exploration activity for tantalum at Prairie Lake will not impede work on Nuinsco's wholly owned, advanced gold projects at Rainy River and Cameron Lake, where recent fieldwork has identified a number of drill-ready targets.

Nuinsco is an exploration company with other projects in Manitoba, northwestern Ontario and northwestern Quebec. Shares of Nuinsco trade on The Toronto Stock Exchange under the symbol NWI. U.S. S.E.C. exemption: 12g3-2(b)#82-1846.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Douglas Hume, Chairman, *Nuinsco Resources* (416) 626-0470; *Hume, Kieran Inc* Investor Relations (416) 868-1079; to receive company press releases contact christina@humekieran.com. (This release is available at: www.nuinsco.ca)